UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:      July 19, 2019

July 19, 2019

To All
Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL +81-3-5499-8026 (IR Direct)

Notice Regarding Completion of Payment for Disposal of Own Shares as Restricted Stock Remuneration

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows that payment procedures with respect to the disposal of its own shares as restricted stock remuneration, which was adopted at the meeting of the Board of Directors held on June 21, 2019, have completed today.  For more details, please see “Notice Regarding Disposal of Own Shares as Restricted Stock Remuneration” dated as of June 21, 2019.

Particulars

Overview of Disposal of Own Shares

(1) Number and class of disposed shares	42,000 shares of common stock
(2) Disposal price	1,797 yen per share
(3) Aggregate disposal price	¥ 75,474,000
(4) Recipients of disposed shares, as well as the numbers of such persons and shares allotted
Company directors (excluding outside directors and directors who are members of the Audit and Supervisory Committee):
5 parties, 21,600 shares

Corporate officers who are not also Company directors:
13 parties, 20,400 shares

(5) Date of disposal	July 19, 2019